Management’s Discussion and Analysis
For the Year Ended December 31, 2008

999 West Hastings, Suite 550, Vancouver, B.C., Canada V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX:GGC

March 31, 2009

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company” or “Genco”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2008 and 2007 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Qualified Person

All scientific and technical information concerning the Company’s projects which forms the basis for disclosure regarding such projects contained in this MD&A was prepared by or under the supervision of an independent consultant to the Company, Glenn R. Clark, P. Eng., a ‘qualified person’ for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian securities administrators who has verified the data disclosed.

Financial Performance and Highlights

  Sales for the year ended 2008 were $6,604,496, an increase of 6% from the year ended 2007.

  Gross loss for the year ended 2008 was $708,115, down from a gross profit of $132,618 for the year ended 2007.

Genco Resources Ltd.	2

  Investment in exploration, new mine development and equipment totaled $11,102,856 during the year ended December 31, 2008.

  The Company acquired a 64.7% interest in Chief Consolidated Mining Company and reached an agreement to sell this interest to Andover Ventures Inc. (“Andover”).

  The Company extended the terms of the original agreement, and upon default, commenced litigation against Andover.

  Production at the Company’s mine has been suspended indefinitely due to a walkout by employees of its main contractor.

Overview

The Company’s core asset is the producing La Guitarra silver/gold mine, located in the Temascaltepec Mining District (“District”) of Mexico. The Guitarra mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day (“t/d”).

Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the District. Drilling conducted in the District since 2006 has identified significant mineralization and the possibility of developing multiple new underground and surface production centres. The Company has retained Kappes, Cassiday and Associates to prepare a Feasibility Study to assess the economics of expanding production.

Outlook

In mid 2008, Genco added a third mill shift at the Guitarra Mine with a significant portion of the mill feed coming from development ore. At the time, it was expected that the Guitarra Mine would continue to operate at capacity with mill feed coming primarily from development ore as work proceeded to develop new areas for mining in advance of a significant envisioned production increase in 2010. Genco is currently re-evaluating all production and development plans in light of a significant change in market conditions with regards to metal prices and financing costs during the second half of 2008. Genco is evaluating several operating scenarios for the Guitarra mine taking into consideration current metal prices and financing options. Expanding La Guitarra and exploiting the potential of the Temascaltepec District remains the Company’s goal so long as expansion is justified by metal prices and finance costs.

As of the date of this MD&A, the Guitarra Mine is closed due to a blockade of the Mine by former employees of the primary mining contractor, SIMSA. The work stoppage originated as an illegal walkout and blockade of mine access by some SIMSA. Until such time as there is certainty regarding access, La Guitarra will remain closed. The Company is confident that access will be restored soon, but access is not guaranteed. Genco is using the work stoppage as an opportunity to reassess staffing requirements, production rates and revise the mine plan. As a result of the labour action, Genco’s fourth quarter sales are significantly lower than prior quarters.

The Feasibility Study, which was scheduled to be available to the Company in September, has been delayed. Upon release, Genco anticipates the study will offer a positive recommendation for expanding mining and milling at the Guitarra Mine, and the Company’s primary goal is to significantly expand production in the long term. Investment in exploration, development and other infrastructure is expected to be significantly reduced from previous quarters until such time as the Feasibility Study is released and financing for mine expansion is secured.

Genco Resources Ltd.	3

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. The Company is confident the planned expansion of the Guitarra Mine is the first step in unlocking the District’s potential.

Results of Mine Operations

Production
The mining rate increased during the year ended December 31, 2008 compared to the same periods of 2007. All production during 2008 came from the underground Guitarra and San Rafael production centres.

Silver and gold grades during the year were lower than those during the same period of 2007 for three main reasons:

  one area of San Rafael produced unusually high gold grades in 2007 and this area was exhausted;
  higher metal prices resulted in lower grade ores becoming economic to exploit during 2008; and
  the processing of lower grade development ore during 2008.

During the year, average mined gold grades were in line with reported estimated reserve grades and the Company expects this to remain true in the future. Total equivalent silver ounces produced declined during the year when compared with 2007 only because operations were suspended due to the labour dispute.

The following table summarizes metal production at the Guitarra Mine.

			%
	2008(1)	2007	Change
Tonnes ore milled	67,620	59,342	+14%
Tonnes ore milled per day(3)	234	163	+44%
Silver equivalent grade (g/t)	257	358	-28%
Silver grade (g/t)	176	192	-8%
Gold grade (g/t)	1.47	3.20	-54%
Silver recovery (%)	88.79	85.10	+4%
Gold recovery (%)	82.66	85.60	-3%
eAg production (ounces(2))	530,120	572,788	-7%
Silver production (ounces(2))	366,200	304,368	+20%
Gold production (ounces(2))	2,972	5,177	-43%
eAg sales (ounces)	458,568	520,054	-12%
Silver sales (ounces)	316,704	269,109	+18%
Gold sales (ounces)	2,572	4,839	-47%
Average realized silver price (US$)	16.08	13.39	20%
Average realized gold price (US$)	886.89	694.39	28%
Gold$/silver$ equivalency factor	55.15	51.84	6%

(1) Production was suspended on October 17, 2008 due to an illegal walkout.
(2) Ounces contained in concentrate shipped during the period.
(3) Tonnes milled per day in 2008 are based on 289 days and in 2007 on 365. Milling days in 2008 were reduced due to a labour dispute.

Genco Resources Ltd.	4

Production Costs

Cash costs and total production costs increased at La Guitarra during year ended December 31, 2008. The following table summarizes the mining costs at the Guitarra Mine for the period.

	12 Months Ended	12 Months Ended
	December 31, 2008	December 31, 2007
eAg sales (ounces)	458,550	520,064
Silver sales (ounces)	316,704	269,109
Gold sales (ounces)	2,572	4,839

Costs eAg Basis	US$	US$
Direct mining expenses	2,267,426	2,099,778
Third party processing & transportation	708,716	935,265
Cash operating cost per eAg ounce (1)	5.61	5.84
Royalties (2)	253,626	249,848
Total cash cost per eAg ounce(1)	6.09	6.32
Amortization	1,667,507	862,471
Total production cost per eAg ounce (1)	9.24	7.97
Costs net of Gold Credits	US$	US$
Direct mining expenses	115,134	(1,027,975)
Third party processing & transportation	708,716	935,265
Cash operating cost per Ag ounce (1)	1.65	(0.19)
Royalties (2)	253,626	249,848
Total cash cost per Ag ounce (1)	2.15	0.32
Amortization	1,667,507	862,471
Total production cost per Ag ounce (1)	5.49	2.11

(1) Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
(2) Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

During the year ended December 31, 2008 the Company experienced cash operating costs and total cash costs in line with those experienced in 2007. Increased costs of consumables and lower average grades mined were offset by efficiencies realized by mining at a higher rate during 2008. Total production costs increased during the year ended December 31, 2008 when compared with 2007 as a result of increased amortization expenses. Capitalized mine infrastructure was larger in 2008 when compared with 2007 as a result of accelerated infrastructure development in advance of planned production expansion.

Exploration and Mine Development

Exploration

Genco remains committed to exploring the Temascaltepec Mining District. The Company has adopted a systematic approach to exploration which has involved the identification of potential economic mineralization through sampling at surface and underground followed by drill testing priority targets.

Since the third quarter of 2006, over 85,000 metres of core and reverse circulation drilling has been completed. Initial drilling has focused on developing reserves and resources near the existing Guitarra Mine. Additional drilling was conducted in the areas of Mina de Agua, Nazareno and Coloso with economic ore bodies being identified in each of these areas. The Company estimates that less than 5% of the identified vein system has been drill tested to date.

Genco Resources Ltd.	5

The Company is satisfied that sufficient drilling has been completed to support current production levels and for the Feasibility Study. At this time no new exploration drilling is planned until capital markets improve or exploration drilling can be funded from operating cash flows.

Mine Development

With an envisioned production expansion incorporating a 3,000 tonne per day mill the Company expects to develop three or more new underground production centres and one surface production centre. During the year ended December 31, 2008 over 3,500 metres of new development ramps and drifts were constructed in preparation for envisioned future expanded production. Genco has elected to curtail the accelerated rate of mine expansion until the Feasibility Study is completed and the capital markets improve.

To prepare for future production expansion and minimize development time following a positive Feasibility Study, Genco has taken a proactive approach to permitting, development and procurement. During the year ended December 31, 2008, a total of $11 million was invested in exploration, mine development, equipment and other projects related to expanding production at the Guitarra Mine. Genco has now curtailed all non-essential capital expenditures until the Feasibility Study is completed and the capital markets improve.

Investment in Chief Consolidated Mining Company

On March 14, 2008, the Company announced that it had acquired approximately 64.71% of the outstanding shares of Chief Consolidated Mining Company ("Chief" ) for approximately US$4.9 million. Chief is a publicly traded mining company which owns the past producing Burgin and Trixie Mines and mining concessions covering approximately 16,000 acres in the Tintic Mining District in Utah State.

The opportunity to purchase the Chief shares came to Genco via common directors with Andover Ventures Inc. ("Andover" ). A majority of the independent [independent of Andover] members of Genco's Board of Directors at the time voted to enter into an agreement to purchase the shares and transfer them to Andover in a transaction with the following proposed consideration as outlined in a Genco news release dated March 14, 2008 and confirmed in an Andover news release dated March 17, 2008:

  Issuance of 10 million Andover common shares, representing approximately 20% of the outstanding shares of Andover, at a deemed price of $0.50 per share.
  Grant Genco a royalty on silver production from all existing Andover properties.
  Grant Genco back in rights on Chief's mineral properties to the extent legally possible.
  Grant Genco the right of first refusal on Chief's mineral properties in the event of a sale to the extent legally possible.
  Grant Genco the right to maintain its pro rata share ownership in Andover.

Subsequent to announcing the proposed sale of Chief shares to Andover, the independent directors of Genco's and Andover's boards negotiated a final agreement under which Genco would transfer the Chief shares to Andover for the following consideration:

  Andover will pay Genco US$2,500,000 by July 31, 2008 which is non-refundable. A $1 million advance against this payment has been made pending Andover's receipt of approval of the TSX Venture Exchange to the acquisition.
  Andover will pay a further US$2,378,002 on September 15, 2008 together with associated legal, accounting and other costs incurred by Genco related to the purchase of the Chief interest. An interest cost of 8% per annum from the date of the formal signing of the Purchase Agreement will be paid by Andover to Genco on any outstanding balance.
Genco Resources Ltd.	6

  Andover will issue 1.5 million common shares to Genco on or before September 15, 2008.
  Andover will pay a 6% Net Profit Interest on its pro rata share (based on its percentage shareholding of Chief) of all metals produced by Chief from the Trixie and the Burgin Extension deposits.
  Genco can, at its sole discretion, exchange the Net Profit Interest for a further 1.5 million common shares of Andover at any time up until one year following the initiation of sustained production from either of the Trixie or Burgin Mine.
  Genco will have the right to share in Andover’s profits from short term sales in whole or in part of the Chief common stock, convertible common stock, or the assets of Chief for a period of two years from the signing date of the Purchase Agreement.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition. Due to a shareholders’ deficit in Chief, the Company does not reflect a non-controlling interest in its records. Accordingly, the Company has reflected the fair value of Chief’s assets and liabilities in its records as if it were a wholly owned subsidiary.

On September 23, 2008 the Company granted Andover Ventures Inc. an extension on the payment of the outstanding amount owed for the purchase of the Company’s interest in Chief Consolidated Mining Company. Under the terms of the extension, Andover paid $1,000,000, against the balance owing and will pay the remaining outstanding balance on or before October 31, 2008. In consideration of the Company entering into the extension agreement, Andover issued an additional 500,000 common shares to the Company. Andover had the right to elect to make a payment of US$1,000,000 and extend the payment of the remaining balance until January 31, 2009 by issuing a further 250,000 common shares to the Company.

On November 28, 2008 Chief completed a private placement which diluted the Company’s interest from 64.7% to 38.8% . Upon dilution of its interest, the Company lost control of Chief and has accounted for its interest in Chief as an investment without significant influence at fair value. Subsequently, the Company realized an impairment of $2,638,695 on its interest in Chief.

On December 4, 2008 the Company commenced an action in the Supreme Court of British Columbia against Andover for breach of its agreement respecting the purchase of the Company’s controlling interest in Chief. Subsequent to December 31, 2008, the Company reported that a settlement was reached in all outstanding disputes and litigation with Andover Ventures Inc., Chief Consolidated Mining Company and related parties. Under the terms of the settlement Andover agreed to pay Genco $5 Million within 18 months, with interest payable quarterly at US prime plus 2% (subject to a minimum rate of 4% per year) in exchange for the Chief common shares owned by Genco. Genco will retain ownership of the common shares until paid in full by Andover.

To date the Company has received $2,000,000 and 2,000,000 common shares from Andover.

Annual General Meeting and Proxy Contest

Genco’s Annual General Meeting (“AGM”) held on June 26, 2008 was preceded by a proxy contest. Subsequent to the AGM, the Board voted that all proxy related expenses should be borne by the Company. The Company has recorded $878,654 of proxy related expenses with the Company incurring approximately $397,000 of these expenses. The majority of the expenses were for legal, proxy solicitation and public relations services.

Genco Resources Ltd.	7

Selected Annual Information

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Total revenue	6,604,496	6,212,545	8,568,324
Gross profit (loss)	(708,115)	132,618	2,967,581
Net income (loss)	(9,990,220)	(5,738,367)	(1,492,392)
Net income (loss) per-share	(0.24)	(0.16)	(0.05)
Net income (loss) per-share fully diluted	(0.24)	(0.15)	(0.05)

Total assets	47,021,055	46,022,662	22,445,075
Total long-term liabilities	5,341,323	3,108,684	3,005,842
Cash dividends per-share	–	–	–

Revenues are from operations at La Guitarra and are recognized net of third party refining and treatment charges. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the US Dollar, and the Mexican Peso. See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements. Operating profit is net of all mining and other costs incurred by La Guitarra.

Results of Operations

Total assets were $47,021,055 at December 31, 2008 which was moderately higher than the previous year.

On December 31, 2008, current assets were $6,693,761 (December 31, 2007 - $16,169,407), a decrease of $9,475,646, and the Company had a working capital deficit of $3,158,441. Working capital decreased $14,532,890 during the year. Current liabilities increased $5,057,244 during the year to $9,852,202 on December 31, 2008. The decrease in current assets and increase in current liabilities reflect investments made during the period at the Guitarra Mine and the investment in Chief. Long term liabilities were $5,341,323 on December 31, 2008 an increase of $2,232,639 largely due to the Chief transaction.

Sales during the year ended December 31, 2008, were higher than the corresponding period of 2007 as a result of more tonnes milled and higher metal prices. This was despite having sales of only $479,433 in the fourth quarter as a result of the mine closure. Lower average grade ores were economically mined during the period as higher prices permitted lower cut-off grades.

The Company experienced a gross loss for the year ended December 31, 2008 in the amount of $708,115, compared to a gross profit of $132,618 in 2007. Gross profit is derived from net sales at La Guitarra less all direct and indirect mining costs and any other non capitalized expenses at La Guitarra. Gross margins have decreased as La Guitarra has experienced labour inefficiencies and as La Guitarra incurs non capitalized expenses relating to mine expansion and exploration work. When La Guitarra reopens the Company anticipates labour expenses to decrease as redundant positions will be eliminated and workers will be retrained to work more efficiently. The Company also anticipates that administrative expenses will decrease with the completion of the Feasibility Study and the curtailment of non essential capital expenditures.

Genco Resources Ltd.	8

During the year ended December 31, 2008 the total investment in exploration and development work at La Guitarra and the purchase of additional mining equipment and surface rights in the Temascaltepec Mining District was approximately $11 million.

During the year ended December 31, 2008, Genco recorded a fair value adjustment on management bonuses payable for calendar years 2006 and 2007. Under the terms of the management contracts, certain employees and consultants of the Company accrued bonuses payable in Genco common shares with the number of shares to be paid calculated on the respective year end average closing prices and the issuance of shares subject to shareholder approval. At the June AGM, shareholder approval was obtained for the payment of bonuses in shares. The carrying value of the bonus payable was reduced by $804,409 to reflect the fair value in the share price on the date of shareholder approval versus the value at which the bonuses were originally carried.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share).

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2008	2008	2008	2008	2007	2007	2007	2007
		$		$	$	$	$	$
Revenue	479	1,789	2,263	2,073	736	1,894	2,034	1,547
Operating profit (loss)	(1,929)	554	912	(245)	(2,385)	1,003	1,204	311
Net income (loss)	(6,788)	(894)	(1,023)	(1,285)	(3,226)	(838)	(836)	(839)
Net loss per share	(0.17)	(0.02)	(0.02)	(0.03)	(0.09)	(0.02)	(0.02)	(0.03)
Net loss per share FD*	(0.17)	(0.02)	(0.02)	(0.03)	(0.09)	(0.02)	(0.02)	(0.03)

*Fully diluted

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On December 31, 2008, the Company had cash reserves of $453,002, current assets of $6,693,761 and a net working capital deficit of $3,158,441. Due to the lack of cash reserves and the closure of the mine, the Company is currently experiencing liquidity issues and assessing its alternatives with respect to obtaining additional funding.

The Company has recorded a Value Added Tax receivable in Mexico in the amount of $2,718,875. The Company received an assessment from the Service of Tax Administration advising that the refund was rejected. Management has appealed the decision and expects the remaining amount will be fully recoverable.

Genco Resources Ltd.	9

The following table summarizes the Company’s contractual obligations on December 31, 2008.

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	1,834,189	611,396	1,222,793	Nil	Nil
Capital Lease Obligations	12,521	7,594	4,927	Nil	Nil
Operating Leases	588,186	486,580	101,606	Nil	Nil
Other Long Term Obligations	225,327	Nil	Nil	Nil	225,327
Total Contractual Obligations	$2,660,224	$1,105,571	$1,329,326	Nil	$225,327

Long term debt consists of debt incurred to purchase La Guitarra and heavy equipment loans. Leases include office equipment and office space. Other long term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico.

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company will need to raise additional funds. At this time, the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended December 31, 2008 the Company paid or accrued $1,296,568 in consulting fees, management fees and bonuses to directors and officers (December 31, 2007 - $2,232,006). Included in accounts payable at the period end is $1,517,261 owing to directors and officers of the Company (December 31, 2007: $1,750,000). Also during the year, the Company agreed to reimburse a director $470,000 in accrued expenses related to a proxy dispute and paid $68,000 to a charitable organization related to another director.

During the year ended December 31, 2008, directors and officers of the Company exercised 430,000 options for total proceeds of $355,000 and issued 315,328 common shares to settle bonuses relating to the 2006 and 2007 fiscal year.

During the year ended December 31, 2008, the Company entered into an agreement to sell its interest in Chief to Andover (Note 4). At the time of the original transaction, Andover was related to the Company by way of directors in common.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Fourth Quarter

During the fourth quarter of 2008 there was a labour action at La Guitarra which resulted in access to the Mine being restricted and the temporary suspension of mining operations. The Company has maintained security at the mine site and all assets remain intact. As of the date of this MD&A the Mine remains closed, and the Company is working to resolve the access situation. Until such time as operations resume at La Guitarra the Company will continue to experience losses. The Company continues to explore all practical options to conserve capital and reduce costs.

Genco Resources Ltd.	10

During the fourth quarter the Company became aware that Chief had completed a private placement which diluted the Company's interest from 64.7% to 38.8% . Upon dilution of its interest, the Company lost control of Chief and has therefore accounted for its interest in Chief as an investment without significant influence at fair value. Subsequently, the Company realized an impairment of $2,638,695 on its interest in Chief.

Critical Accounting Policies

The Company's critical accounting policies are summarized in Note 2 to its audited consolidated financial statements. In the preparation of its consolidated financial statements, the Company uses Canadian GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management's knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA" ); "Financial Instruments - Disclosure" (Section 3862), "Financial Instruments - Presentation" (Section 3863), "Inventories" (Section 3031) and "Capital Disclosures" (Section 1535). These new standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2008 opening balances.

Financial Instruments - Disclosure and Presentation - Sections 3862 & 3863

These new sections require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

Inventories – Section 3031

The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The adoption of this new standard did not have a material impact on the Company's earnings.

Capital Disclosures – Section 1535

As a result of adopting this new section, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity's objectives, policies and procedures for managing capital.

Genco Resources Ltd.	11

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, marketable securities, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

As the financial instruments are not subject to significant foreign exchange or interest rate risk, the Company has not adopted risk management policies.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount. The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Disclosure of Outstanding Share Data

The Company has an unlimited number of common shares authorized, with 42,123,381 outstanding on December 31, 2008 and 42,123,381 on the date of this MD&A.

On December 31, 2008, options to purchase 3,452,449 common shares and warrants to purchase 3,733,333 common shares were outstanding. As of the date of this MD&A, options to purchase 2,770,249 common shares and 3,733,333 warrants to purchase common shares were outstanding.

Additional Disclosure Requirements

Disclosure Controls and Procedures
Genco’s disclosure controls and procedures are designed to ensure that information required to be disclosed under Canadian securities regulations is recorded, processed, summarized and reported within the time periods specified and is communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Genco’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures, as defined by the Canadian securities administrators, as of December 31, 2008. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Genco’s disclosure controls and procedures were effective as of December 31, 2008.

Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate control over financial reporting. Under the supervision of the Company’s Chief Financial Officer, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the financial reporting and preparation of financial statements for external reporting in accordance with generally accepted accounting principles.

Under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Controls – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the internal controls over financial reporting were effective as of December 31, 2008.

Genco Resources Ltd.	12

Changes in Internal Control over Financial Reporting
There have been no changes in Genco’s internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Additional Disclosure

The following disclosure is provided for reference. Additional details on the Company’s mineral reserves and resources can be found in the Company’s AIF and on the Company’s web site at www.gencoresources.com.

Estimated Resources and Reserves at La Guitarra Mine
By news release dated June 17, 2008, the Company reported the results of an independent audit of a new estimate of mineral reserves and resources for the Guitarra Mine and the Temascaltepec Mining District. Reserves and resources as of March 31, 2008 were audited by Glenn R. Clark, P. Eng., a qualified independent person for NI 43-101 purposes. The results were as follows:

	Tonnes	Silver	Gold	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Classification	(,000s)	(g/t)	(g/t)	(,000s)	(,000s)	(,000s)
Underground Reserve
Proven	379	210	1.38	2,558	17	3,408
Probable	1,047	193	0.97	6,498	32	8,098
Proven + Probable	1,426	198	1.08	9,056	49	11,506
	Tonnes	Silver	Gold	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Classification	(,000s)	(g/t)	(g/t)	(,000s)	(,000s)	(,000s)
Near Surface Resource
Measured	4,227	63	0.66	8,563	89	13,013
Indicated	8,824	52	0.57	14,754	161	22,804
Measured + Indicated	13,051	56	0.60	23,317	250	35,817
Inferred	3,469	48	0.71	5,350	79	9,300
Underground Resource
Inferred	10,023	305	1.95	98,430	629	129,880

Underground reserves were calculated using a 135 equivalent silver grams per tonne (“g/t”) cut off and a 20% dilution factor at zero grade. Underground reserves were further reduced by 10% to reflect a mineable recovery estimate. The methodology used for the underground reserves was standard polygonal projections on longitudinal sections. Proven reserves were projected 0-10 metres from data points and Probable reserves were projected 10-25 metres for all areas except on the Santa Ana reserves at Mina de Agua. Proven reserves at Santa Ana were projected 0-10 metres and Probable reserves were projected 10–50 metres. Gold assays were cut to 15 g/t, and silver assays to 1,500 g/t. A 50 to 1 silver to gold ratio representing a gold price of US$600/oz gold and a silver price of US$12/oz was used in the eAg calculation. Silver and gold recoveries are essentially the same, 82%-89% using the existing flotation circuit averages and in test work using cyanide leaching. To Genco’s knowledge, the estimate of mineral resources or mineral reserves will not be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Genco Resources Ltd.	13

Quality Control and Assurance
Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.

The drill core is sawn in half with one half being stored on site and the other half shipped to either the ALS Chemex Laboratories in Guadalajara, Mexico, or the SGS Laboratory in Durango for preparation of pulps. Some pulps are shipped to ALS Chemex’s Vancouver, BC, Canada laboratory for analysis using a three acid digestion for silver and fire assay with AA finish for gold. SGS employs gravimetric fire assay techniques for both gold and silver at their Durango laboratory.

The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values. In addition, the La Guitarra Mine laboratory has an ongoing check assay program and routinely re-assays ALS Chemex’s pulp and sample rejects and/or the retained core splits.

Genco Resources Ltd.	14